

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

> **Re:** **Constellium Holdco B.V.**
> **Confidential Draft Amendment No.2 to Registration Statement on Form F-1**
> **Submitted March 28, 2013**
> **File No. 377-00059**

Dear Mr. Vareille:

We have reviewed your confidential draft amended registration statement and have the following comments.

General

1. Please note that any comments regarding your confidential treatment request will be sent under separate cover and we will not consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Holdings and Corporate, page 7

2. We note your response to comment two in our letter dated February 27, 2013. Please also disclose the percentage of Management Adjusted EBITDA which is attributable to Holdings and Corporate.

Risk Factors, page 22

Our indebtedness could materially adversely affect our ability to invest in or fund our operations…, page 30

3. In light of your ability to negotiate a greater term loan which will be used to fund the €250 million distribution to your equity holders (refer to your "Term Loan" disclosure on page 128), with a view towards disclosure, please tell us what consideration you have given to updating your risk factor disclosure to adequately describe how your indebtedness may impact your operations.

Use of Proceeds, page 45

4.   We note your response to comment six in our letter dated February 27, 2013. You intend
        to use the net proceeds of this offering for general corporate purposes, which may include
        the repayment of debt. Please tell us if there are specific plans at this time to use the net
        proceeds to repay debt. Please address what consideration you gave as to whether pro
        forma financial information should be provided for the repayment of debt from the use of
        offering proceeds as well as the refinancing of the term loan which is discussed on page
        128. Refer to Article 11 of Regulation S-X.

Management's Discussion and Analysis

Results of Operations

Segment Adjusted EBITDA, page 71

5.   We continue to believe that you should better quantify the impact of each significant
        factor when multiple factors contribute to material changes in Segment Adjusted
        EBITDA. For example, for the Aerospace & Transportation segment for the year ended
        December 31, 2012 compared to the year ended December 31, 2011, Segment Adjusted
        EBITDA more than tripled. There appear to be multiple factors which resulted in this net
        increase, which include increased pricing and spreads on aerospace products, lower
        overhead and laboring expenses in Sierre, increased R&D costs, and the weakening of the
        Swiss franc. Please revise your discussion accordingly. Refer to Items 303(a)(3)(i) and
        (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 76

Cash Flows, page 77

Net Cash from Operating Activities, page 77

6.   Please expand your disclosures to discuss the underlying reasons for changes in working
        capital components, with specific discussions for trade receivables and inventories.
        Given the impact that changes in your trade receivables had on your cash flows from
        operations, please also consider whether a discussion of financial measures such as days
        sales outstanding would be relevant to a reader of your financial statements. See Section
        IV.B of the SEC Interpretive Release No. 33-8350.

Contractual Obligations, page 79

7.   We note your response to comment 10 in our letter dated February 27, 2013. In a similar

manner to your response, please clarify in your disclosures that the interest rate used for purposes of purposes of estimating interest payments in the table is an assumed 1.25% floor plus 8%.

Financial Statements

Consolidated Statement of Financial Position, page F-5

8.   On March 13, 2013, the Board of Directors approved a one-time distribution of approximately 250 million Euros. Please present a pro forma statement of financial position alongside the historical statement of financial position reflecting the distribution with corresponding footnote disclosure. Please also provide the pro forma per share data required by SAB Topic 1:B.3 regarding this distribution. In this regard, we note that the distribution amount exceeds your earnings for the year ended December 31, 2012.

Notes to the Financial Statements

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-23

9.   We note your response to comment 17 in our letter dated February 27, 2013. Given the proximity of the your impairment assessment as of December 31, 2010 to the acquisition on January 4, 2011, we continue to have difficulty understanding what caused such a significant further reduction in the value of property, plant and equipment at the time of the acquisition.

      If the recoverable amount of an asset is less than its carrying amount, IAS 36.59 requires an impairment charge to be recorded so that the carrying amount of the asset is reduced to its recoverable amount. Pursuant to IAS 36.18, the recoverable amount is defined as the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. You used the fair value less costs to sell to determine the recoverable amount, which you believe would be essentially the same as the value in use. IFRS 3.18 requires identifiable assets acquired to be measured at their acquisition-date fair values. Given that there does not appear to be any difference in how fair value is defined in IAS 36.25 and Appendix A of IFRS, please help us understand why the fair value less costs to sell would be higher under IAS 36 compared to the fair value pursuant to IFRS 3.

10.   The balance sheet as of December 31, 2010 includes 214 million Euros of property, plant and equipment whereas the fair value of property, plant and equipment acquired on January 4, 2011 was 91 million Euros. If there are factors aside from the write-down to fair value pursuant to IFRS 3 which contributed to this decrease, please identify each factor and the corresponding amount.

11.   You indicate that the acquisition-date fair value of property, plant and equipment under IFRS 3 was measured primarily using a cost approach adjusted by economic

obsolescence determined using the income approach. Please help us understand how this cost-based methodology results in you measuring these assets at acquisition-date fair value pursuant to IFRS 3.18.

12.   At April 2012, the 2010 impairment charge was re-assessed and it was determined that the change in fair value as a result of the ultimate settlement did not create a material change in the impairment charge as when it was applied to the cash generating units it was primarily applied to either cash generating units for which assets had already been fully impaired or where the cash generating units did not require any impairments. Please provide us with a summary of this analysis performed by cash generating units. Your analysis should show each of the cash generating units which was impacted by the write-down of property, plant and equipment upon acquisition pursuant to IFRS 3 and the corresponding amount of the reduction in value. For each of these cash generating units, please explain how you determined that there was no impact to the 2010 impairment charge recorded pursuant to IAS 36.

Note 12. Earnings Per Share, page F-32

13.   Please help us understand and disclose how you determined Class B2 shares should be treated as ordinary shares for purposes of determining earnings per share given that Class B2 shares are subject to vesting. Refer to IAS 33.6. Please clarify if you have determined Class B2 shares to be participating pursuant to IAS 33.A13 and A14 as well as whether the rights to dividends held by Class B2 shareholders are nonforfeitable.

Note 18. Share Capital, page F-39

14.   We note your response to comment 23 in our letter dated February 27, 2013. We continue to believe that you should further clarify the differences between Class B1 and B2 shares in your disclosures. For example, your response to comment 109 in our letter dated December 31, 2012 states that Class B2 shares have a right to a pro rata part of the profits; however, prior to conversion to Class B1 shares, such profits shall be attributed to the dividend reserve for the Class B2 shares. This amount will be added to the dividend reserve for the Class B1 shares upon conversion to Class B1 shares. Please also disclose what happens to the Class B2 dividend reserve if the shares do not convert to Class B1 shares.

Note 22. Provisions, page F-49

Legal Claims and Other Costs, page F-50

15.   In regards to litigation and disease claims, you do not anticipate that the resolution will have a material effect on your future results. Please also disclose the expected impact of the resolution of these matters on your financial position and cash flows.

Note 29. Subsidiaries and Operating Segments, page F-64

16.   It appears that the cross operating segment represents the packaging and automotive rolled products segment as disclosed on page F-24. Please revise your disclosures as necessary.

Note 30. Share Equity Plan, page F-65

17.   It appears that the vesting period that you refer to related to the Class B2 shares actually represents the period of time over which the Class B2 shares can be converted into Class B1 shares. Please clarify accordingly in your disclosures as well as disclose how you determined that this period should be treated as the vesting period for purposes of accounting for these shares pursuant to IFRS 2.

Note 32. Subsequent Events, page F-66

18.   In March 2013, you received a binding offer for the purchase of two plants in France. It does not appear that these assets were classified as held for sale on your statement of financial position as of December 31, 2012. Based on the terms of the offer, please tell us what consideration you gave as to whether the carrying amount of the assets are recoverable.

        You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc: Andrew J. Nussbaum, Esq.
    Karessa L. Cain, Esq.
    Alison Zieske, Esq.
    Wachtell, Lipton, Rosen & Katz